SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 5)*

                                   Syms Corp
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                                   Marcy Syms
                                 c/o Syms Corp
                                    Syms Way
                          Secaucus, New Jersey 07094
                                 (201) 902-9600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 28, 2003
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 2 of 6
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Sy Syms
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     OO
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              6,046,383
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           6,046,383
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,046,383
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 3 of 6
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The Sy Syms Revocable Living Trust
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [X]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     OO
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              6,046,383
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           6,046,383
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,046,383
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.2%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 4 of 6

Item 1    Security and Issuer.
          -------------------

          Item 1 of the Statement is hereby amended and supplemented by adding the following:

          This Amendment No. 5 to the Schedule 13D amends the Schedule 13D filed on August 30, 1995, as amended by Amendment No. 1 to the Schedule 13D, dated October 30, 1995, as amended by Amendment No. 2 to the Schedule 13D, dated January 5, 1996, as amended by Amendment No. 3 to the
          Schedule 13D, dated December 31, 1996, as amended by Amendment No. 4 to the Schedule 13D, dated April 11, 2000 (the "Statement"), in connection with the ownership of the Common Stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices at Syms Way, Secaucus, New Jersey 07094. Other than as set forth below, to the best knowledge of Sy Syms and The Sy Syms Revocable Living Trust, there has been no material change in the information set forth in response to Items 2 and 6 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Statement is hereby amended and supplemented by adding the following:

          In exchange for the transfer by Stanley Blacker, Inc. ("Stanley Blacker") to the Company of all of the assets of Stanley Blacker, the Company, among other things, issued to Stanley Blacker 44,138 shares of the Company's Common Stock, which shares were distributed on May 1, 2002 by Stanley Blacker to its sole shareholder, The Sy
          Syms Revocable Living Trust. The transaction is described in greater detail in Item 4 hereof.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          Pursuant to the terms of an Agreement and Plan of Reorganization, dated as of May 1, 2002 (the "Agreement"), between Stanley Blacker and the Company, the Company acquired all of the assets of Stanley Blacker. In exchange for the transfer by Stanley Blacker to the Company of all of the assets of Stanley Blacker, the Company (i) issued 44,138 shares of the Company's Common Stock in the name of Stanley Blacker, (ii) paid to Stanley Blacker $250,000 and (iii) assumed a note payable by Stanley Blacker to Fleet National Bank in the principal amount of $1,655,000 together with interest thereon of approximately $11,355.14, which note was paid in full by the Company. On May 1, 2002, Stanley Blacker distributed to its sole shareholder, The Sy Syms Revocable Living Trust, the 44,138 shares of the Company's Common Stock. A copy of the Agreement was filed as Exhibit 10.46 to the Company's annual report on Form 10-K, filed on May 23, 2002, and such Agreement is incorporated by reference herein.

          On February 28, 2003, Mr. Syms transferred to Laura Merns 229,262 shares of the Company's Common Stock held in trust by Mr. Syms for the benefit of Laura Merns.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Statement is hereby amended and supplemented by adding the following:

          5(a)   Based on 15,440,478 shares of the Company's Common Stock
          outstanding as of May 5, 2003 (as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2003), the reporting persons beneficially own 6,046,383 shares of the

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 5 of 6

          Company's Common Stock representing 39.2% of the issued and outstanding shares of the Company's Common Stock.

          5(b)   Of such 6,046,383 shares of Common Stock, (i) 6,046,283 shares are held by the Sy Syms Revocable Living Trust, of which Mr. Syms has the sole voting and dispositive power over such Common Stock, and (ii) 100 shares are held by Sy Syms as custodian for Jillian E. Merns.

          5(c)   Not applicable.

          5(d)   Not applicable.

          5(e)   Not applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Agreement and Plan of Reorganization, dated as of May 1, 2002, between Stanley Blacker, Inc. and Syms Corp (previously filed as an exhibit to Syms Corp's Form 10-K for the fiscal year ended March 2, 2002).

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 6 of 6

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /s/ Sy Syms
                                 ------------------------------------
                                 Sy Syms


                                 /s/ Sy Syms
                                 ------------------------------------
                                 Sy Syms, trustee under The Sy Syms
                                 Revocable Living Trust, dated
                                 March 27, 1989, as amended


Dated:  June 26, 2003